April 28, 2009

VIA EDGAR AND FACSIMILE (202) 772-9217

Scot Foley

Jeffrey Riedler

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010, 100 F Street, NE

Washington, DC 20549

Re:          Rigel Pharmaceuticals, Inc. (the “Company”)
Post-Effective Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-148838)

Dear Mr. Foley and Mr. Riedler:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-3 (the “Filing”) to become effective at 8:00 a.m. (Eastern time) on Thursday, April 30, 2009, or as soon as practicable thereafter.

In connection with this request, the undersigned registrant hereby acknowledges that:

A.    should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

B.    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

C.    the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

RIGEL PHARMACEUTICALS, INC.

By:	/s/ Dolly A. Vance
Dolly A. Vance
Senior Vice President, General Counsel and Corporate Secretary

cc:	Suzanne S. Hooper, Esq.
Chrystal Jensen, Esq.